SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN BRASKEM’S EXTRAORDINARY
GENERAL MEETING TO BE HELD ON JUNE 19, 2019

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

In line with our commitment of continuously seeking the best Corporate Governance practices, we elaborate this manual for shareholders’ participation in Braskem’s Extraordinary General Meeting, to be held on June 19, 2019, at 10:30 a.m., at Braskem’s principal place of business, located at Rua Eteno, nº 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (respectively, “Manual”, “Shareholders”, “Meeting” and “Company”). The Meeting was called for the following resolution to be considered:

1.           Resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras, for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.

GUIDELINES FOR SHAREHOLDERS’ PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participation in the Meeting, we provide this Manual.

The information related to such resolutions is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo - CEP 05501-050, under the care of the Company’s Investors Relations Department, at the websites of the Company (www.braskem-ri.com.br) and of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br). The information referred to in article 10 of CVM Normative Ruling No. 481, of December 17, 2009, as amended (“CVM Normative Ruling No. 481”), were duly presented to the CVM through the Empresas.Net System.

Shareholders’ Participation

Shareholders may participate in person or by a duly appointed attorney-in-fact, under the terms of the applicable legislation, with the detailed guidelines regarding the documentation required for representation being set forth in the Call Notice and in the Company’s Management Proposal, both made available under the applicable legislation and regulation, and in item 12.2 of the Company’s Reference Form. In section “General Information”, we provide additional information on the participation in the General Meeting.

There shall be no remote voting under CVM Normative Ruling No. 481 for the purposes of the Meeting.

Foreign Shareholders Attending General Meetings

Foreign Shareholders must submit the same documentation as Brazilian shareholders, provided that the documents are notarized, legalized by the consulate and apostilled, as the case may be, and accompanied by a sworn translation.

Forwarding of Documentation

With the purpose of expediting the works of the General Meeting, the required documents in the items above, which allow for the participation or representation of the Shareholder in General Meetings, are requested to be forwarded at least 72 hours prior to the date scheduled for the General Meeting, to:

Braskem S.A.

C/O Waldecy Bispo dos Santos - Legal Department

Rua Lemos Monteiro, No. 120, 22nd floor, Butantã

CEP 05501-050, São Paulo – SP, Brazil

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Normative Ruling No. 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by Shareholders through electronic means.

Voting obstructions

Pursuant to Law No. 6,404, of December 15, 1976, as amended, a shareholder may not vote on resolutions of the general meeting related to the appraisal report of assets which she/he contributed to form the company’s capital stock and to the approval of her/his management accounts, or on any other resolutions which may specifically benefit her/him or in which she/he and the company may have conflicting interests.

If any of the attending shareholders claims an alleged conflict of interests of a shareholder, which prevents her/him from voting in the meeting, or in another legal event of vote obstruction, and if the shareholder herself/himself has not declared her/his obstruction, the chairman or the secretary of the general meeting shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such shareholder, before voting on the matter. The chairman of the meeting may, if she/he verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

In line with the understanding of the CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and she/he is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

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BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF JUNE 19, 2019

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Extraordinary General Meeting that will be held on June 19, 2019, at 10:30 a.m., at the Company’s principal place of business located at Rua Eteno, No. 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

1)     Replacement of one (1) effective member of the Company’s Board of Directors, appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras, for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.

Camaçari/BA, June 3, 2019.

Marcelo Moses de Oliveira Lyrio

Chairman of the Board of Directors

General Information:

1. The Management Proposal ("Proposal") contemplating all documentation related to the matter included in the Agenda, the documents provided for in CVM Normative Ruling No. 481, of December 17, 2009, as amended ("CVM Normative Ruling No. 481") and other relevant information for the exercise of voting rights in the Meeting, were made available to the Company's Shareholders on this date, as provided for in CVM Normative Ruling No. 481, and can be accessed through the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and of the Company (www.braskem-ri.com.br). The information referred to in article 10 of CVM Normative Ruling No. 481 was duly presented to CVM through the Empresas.Net System.

2. The Shareholder’s participation may be done in person or through a duly appointed attorney-in-fact. With the purpose to expediting the works of the Meeting, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, 120, 22nd floor, Zip code 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting: (i) a certificate issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least eight (8) days prior to the date scheduled for the Meeting; (ii) a power of attorney, duly regularized in accordance with the law, in the event of representation of the Shareholder, with grantor´s signature certified by a public notary, notarization, legalization by the consulate or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board’s election, if the Shareholder is a legal entity; and/or (iii) with regard to the Shareholders participating in the fungible custody of registered shares, a statement with the respective ownership equity interest, issued by the competent body. The Shareholder or their legal representatives shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that, under paragraph 2 of article 5 of CVM Normative Ruling No. 481, the Shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by Shareholders through electronic means.

3. There shall be no remote voting under CVM Normative Ruling No.481 for the purposes of the Meeting.

4. Based on the Health, Security and Environment (HSE) Standards in force at the Company’s headquarters, which set forth the guidelines to control the access and movement of people and vehicles in the internal and external areas of the registered office, we kindly request the Shareholders, as well as their legal representatives in the Meeting called herein, to arrive at least 30 minutes in advance to the start of the Meeting, in order to ensure compliance with the training procedures of the HSE basic instructions in force at the Company, which are available for consultation at its registered office.

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RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations - Braskem S.A.:	www.braskem-ri.com.br
Brazilian Securities and Exchange Commission - CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. - Brasil, Bolsa, Balcão:	www.b3.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Brazilian Association of Chemical Industry [Associação Brasileira da Indústria Química – ABIQUIM]:	www.abiquim.org.br

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EXHIBIT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers' Register of the Ministry of Economy (CPF/ME) under No. __________________, appoints and constitutes as its attorney-in-fact _____________________________, to which it grants special powers to represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with registered office at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on June 19, 2019, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, _________ __ , 2019.

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EXHIBIT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the CNPJ/ME under No. 42.150.391/0001-70, to be held on June 19, 2019, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, _________ __ , 2019.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.